NO ACT

PE
1-23-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08024820

Received SEC
FEB 06 2008
Washington, DC 20549

February 6, 2008

Janet McCloud
Christensen, Glaser, Fink, Jacobs,
Weil & Shapiro, LLP
10250 Constellation Boulevard
Nineteenth Floor
Los Angeles, CA 90067

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2008

Re: MGM MIRAGE
Incoming letter dated January 23, 2008

Dear Ms. McCloud:

This is in response to your letter dated January 23, 2008 concerning the shareholder proposal submitted to MGM MIRAGE by Gregory J. Konya. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Enclosures

cc: Gregory J. Konya
71 Frazier Road
Mansfield, OH 44906

LAW OFFICES

CHRISTENSEN, GLASER, FINK, JACOBS, WEIL & SHAPIRO, LLP

10250 CONSTELLATION BOULEVARD
NINETEENTH FLOOR
LOS ANGELES, CALIFORNIA 90067
(310) 553-3000
FAX (310) 556-2920

DIRECT DIAL NUMBER
310.282.6247
EMAIL: JMCCLOUD@CHRISGLASE.COM

January 23, 2008

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re: Stockholder Proposal Submitted by Gregory J. Konya

Dear Ladies and Gentlemen:

We are writing on behalf of our client, MGM MIRAGE, a Delaware corporation (the "Company"), to request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on certain provisions of Rule 14(a)-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company excludes a proposal (the "Proposal") submitted by Gregory J. Konya (the "Proponent") from its proxy card and other proxy materials for the Company's 2008 Annual Meeting of Stockholders (the "Proxy Materials").

Pursuant to Rule 14a-8(j), we are providing you with six copies of (1) this letter which outlines the Company's reasons for excluding the Proposal from its Proxy Materials and (2) the Proponent's letter setting forth the Proposal. We are simultaneously sending a copy of this letter to the Proponent as notice of the Company's intention to omit the proposal from its Proxy Materials. The Company's annual meeting of stockholders is currently scheduled for May 13, 2008 and the Company currently expects that it will file definitive copies of its Proxy Materials with the Commission on or about April 13, 2008. We respectfully request that you advise the Company with respect to the Proposal at your earliest convenience.

Reason for Excluding the Proposal

We believe that the Proposal may be excluded from the Company's Proxy Materials based on Rule 14(a)-8(i)(1) because the Proposal is not a proper subject for action by stockholders under the laws of the Company's jurisdiction of organization.

Discussion

Under Rule 14(a)-8(i)(1), a proposal may be excluded from an issuer's proxy materials if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that it may exclude the Proposal in its entirety because it is not a proper subject for action by stockholders under Delaware law, the jurisdiction in which the Company is incorporated. If adopted, the Proposal would mandate that the Company begin to pay dividends and thereby improperly intrude upon the Company's board of director's authority. The Proposal states that:

> "MGM will conduct a study of dividends paid by companies in our industry in 2008 and determine a reasonable dividend based on the dividend payouts of other companies in our peer group. MGM Mirage [*sic*] will begin paying dividends as soon as this study is completed."

The Note to Rule 14(a)-8 (i)(1) states in part that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by the shareholders." In the 1976 adopting release (*Exchange Act Release No. 34-12999* (November 22, 1976)) (the "1976 Release") for certain amendments to Rule 14(a)-8(c)(1) (now Rule14(a)-8(i)(1)), the Commission stated:

> "The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(1). In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute."

Section 141(a) of the Delaware General Corporation Law (the "DGCL") is a "typical statute" in that it vests management of the business and affairs of a company in the board of directors, except as otherwise provided in Chapter 1 of the DGCL or a company's certificate of incorporation. Further, the 1976 Release stated that "mandatory dividend proposals would continue to be excludable under subparagraph (c)(1) of the revised rule, to the extent that they would intrude on the board's exclusive discretionary authority under the applicable state law to make decisions on dividends."

The Proposal calls for a stockholder vote to effect dividend payments. In addition to Section 141(a) of the DGCL, which provides that the business and affairs of a company will be managed by or under the direction of the board, and Section 170 of the DGCL, which empowers the board of directors to declare and pay dividends on its capital stock, Section 3 of Article 5 of the Company's Bylaws states that "the Board of Directors may declare dividends from the surplus or net profits arising from the business of the corporation as and when it deems expedient." There is no provision empowering the Company's stockholders to supplant the Company's board of director's discretionary authority with respect to declaring a dividend. In addition, Delaware courts have determined that the decision to pay dividends lies solely within the board of director's discretion unless there is fraud or a gross abuse of discretion. "It is settled law in this State that the declaration and payment of a dividend rests in the discretion of a corporation's board of directors in the exercise of its business judgment; that before the courts will interfere with the judgment of the board of directors in such matters, fraud or gross abuse of discretion must be shown." (*Gabelli & Co. v. Ligget Group, Inc.*, 479 A.2d 276, 280 (Del. 1984). Accordingly, pursuant to Delaware law and the Company's charter documents, the Company's board of directors has sole discretionary power with respect to declaring and paying dividends.

The Proposal is cast as a mandate to the board of directors to conduct a study of dividends paid by peer groups in the Company's industry and to begin paying dividends as soon as the study is completed. If the Proposal were adopted, it would impose an obligation on the Company's board of directors to declare and pay dividends whether or not the board of directors has determined that the action is in the stockholders' or the Company's best interests. Delaware law contains language that is designed to provide the board of directors with the flexibility necessary to make important corporate decisions with respect to paying dividends while exercising sound business discretion. If adopted, the Proposal would interfere with the board of director's statutorily imposed obligation to manage the business and affairs of the Company. *See* DGCL §141(a). Whether to declare dividends is a matter for the business judgment of the Company's board of directors. *See* Gabelli, supra.

The Staff has typically concurred that a shareholder proposal that would direct or mandate an action by a company's board of directors, including with respect to dividends, is generally inconsistent with the discretionary authority granted to a board of directors under state law and therefore subject to exclusion under Rule 14(a)-8(i)(1) and its predecessor rule. *See e.g., Cisco Systems, Inc.* (July 29, 2005) (permitting exclusion of a proposal mandating that the board of directors begin paying dividends); *Drexler Technology Corporation* (August 23, 2001) (permitting exclusion of a proposal regarding the policy of paying dividends), *Toys "R" Us* (February 28, 1995) (permitting exclusion of a proposal that "the Board of Directors shall declare an annual dividend, payable quarterly and voted on at the annual meeting," which . . . "shall be based on the recommendations made by Senior Management"); *Evans, Inc.* (April 23, 1993) (permitting exclusion of a proposal in which a shareholder advisory committee would "determine the date payment of dividends would be reinstated"); *Magma Power Company* (April 13, 1992) (permitting exclusion of a proposal that a company "shall pay a quarterly dividend");

General Public Utilities (January 26, 1984) (permitting exclusion of a proposal mandating "that commencing of [*sic*] the current quarter a resumption of dividends be made"); and *Monsanto Company* (February 23, 1976) (permitting exclusion of a proposal requiring the company to "pay out at least fifty percent of the earnings in any one year").

Conclusion

Based on the authority set forth above, we are of the opinion that the Proposal is a mandate that the Company's board of directors take a specific action and is, therefore, not a proper subject for stockholder action under Delaware law. Accordingly, the Proposal may be excluded pursuant to Rule 14(a)-8(i)(1). In reaching this opinion, it should be noted that although we are familiar with the corporate law of the State of Delaware, we are not admitted to practice law in that State. If the Staff disagrees with our conclusion regarding omitting the Proposal or if the Staff has any questions or desires any additional information in support of our position, we would appreciate an opportunity to confer with the Staff about this matter before it issues its Rule 14(a)-8(j) response. In that case, please contact me at 310.282.6247.

Very truly yours,

Janet McCloud

Janet McCloud
of CHRISTENSEN, GLASER, FINK, JACOBS,
WEIL & SHAPIRO, LLP

Enclosure
cc: Jeffrey C. Soza
Bryan L. Wright
Troy McHenry
Gregory J. Konya

615194

71 Frazier Road
Mansfield, Ohio 44906
December 20, 2007

Corporate Secretary
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Dear Sir:

As the holder of 100 shares of MGM MIRAGE Common Stock jointly with my wife, I wish to submit the following Shareholder Proposal at the 2008 Annual Meeting:

1) Whereas, companies that pay dividends perform better than companies that do not pay dividends. In 2003 Rob Arnott, editor of the *Financial Analysts Journal* and Clifford Asness, managing principal at AQR Capital Management, looked at dividend yields and subsequent earnings growth. They found that earnings growth increased with dividend payout. They also discovered that the highest payers had the highest next-ten-year earnings growth.
2) Whereas, some mutual funds are not permitted to invest in companies that do not pay dividends. If MGM MIRAGE pays dividends these mutual funds would be able to purchase shares in our corporation resulting in an increased demand for our shares. Managers of mutual funds realize that dividends can signal corporate health and force management to allocate capital efficiently.

MGM will conduct a study of dividends paid by companies in our industry in 2008 and determine a reasonable dividend based on the dividend payouts of other companies in our peer group. MGM Mirage will begin paying dividends as soon as this study is completed.

As required by SEC Rule 14-8 my wife and I have held our shares of MGM MIRAGE for over a year and we will continue to hold these shares through the 2008 Annual Meeting.

Sincerely,

Gregory J. Konya
281-42-4373

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MGM MIRAGE
Incoming letter dated January 23, 2008

The proposal provides that MGM MIRAGE will conduct a study of dividends, determine a reasonable dividend, and begin paying dividends as soon as the study is completed.

There appears to be some basis for your view that MGM MIRAGE may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides MGM MIRAGE with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if MGM MIRAGE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,

William A. Hines
Special Counsel

END